Josh Seidenfeld +1 650 843 5862 jseidenfeld@cooley.com	VIA EDGAR

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Lucira Health, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-252164)

January 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Courtney Lindsay

Mary Beth Breslin

Eric Atallah

Angela Connell

Re:	Lucira Health, Inc.

Registration Statement on Form S-1

Filed January 15, 2021

File No. 333-252164

Ladies and Gentlemen:

On behalf of Lucira Health, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated December 18, 2020 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 23, 2020, amended on December 23, 2020, and as further updated by the Company with a Registration Statement on Form S-1 filed with the Commission on January 15, 2021 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 11 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 11 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

*FOIA Confidential Treatment Requested by Lucira Health, Inc.*

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

Staff Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Management Estimates

Determination of Fair Value of Common Stock, page 104

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a 1-for-[***] reverse stock split of the capital stock of the Company, including the Common Stock, that the Company anticipates will be effected prior to the effectiveness of the Registration Statement (the “Reverse Stock Split”). This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the molecular diagnostics industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the diagnostics industry generally, as well as input received from BofA Securities, Inc. and William Blair & Company, L.L.C., the representatives of the several underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value or single valuation methodology, but was determined based on a variety of considerations and methodologies, including the assessment of the aforementioned factors.

The Company will include the terms of the Reverse Stock Split in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company. As a result of these factors and due to the volatility in the securities markets, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s (i) recent issuances and sales of its redeemable convertible preferred stock and convertible promissory notes, and (ii) the most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant at that time and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the Common Stock as of each grant date, including:

*FOIA Confidential Treatment Requested by Lucira Health, Inc.*

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

•

the prices at which the Company sold shares of its redeemable convertible preferred stock and the superior rights, preferences and privileges of its redeemable convertible preferred stock relative to the Common Stock at the time of each grant;

•	the conversion features of the Company’s convertible promissory notes, including valuation terms;

•	the Company’s stage of development and outlook for the commercialization of the Company’s test kits and its business strategy;

•	the progress of the Company’s research and development programs, including the status and results of pre-clinical studies and clinical trials for the Company’s test kits;

•	external market conditions affecting the diagnostics industry and trends within the molecular diagnostics industry, including a review of the performance and metrics of guideline public companies;

•	the Company’s financial position, including cash on hand, and the Company’s historical and forecasted performance and operating results;

•	the lack of an active public market for the Common Stock and the Company’s redeemable convertible preferred stock; and

•	the likelihood of achieving a liquidity event, such as an IPO, or sale of the Company in light of prevailing market conditions.

The third-party valuations of Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date.

•

Option Pricing Method (the “OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity value to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on a company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by a company, as well as the economic and control rights of each share class.

*FOIA Confidential Treatment Requested by Lucira Health, Inc.*

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the Common Stock, the Hybrid Method was utilized for the independent third-party valuation of the Common Stock as of January 31, 2020 (the “January 2020 Valuation”), and as of July 31, 2020 (the “July 2020 Valuation”), as discussed below. The Hybrid Method utilized in the July 2020 Valuation reflected an IPO scenario as a result of the increasing likelihood of the occurrence of certain discrete events, such as an IPO, improving market conditions and the receptivity of the market to IPOs. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid. In that IPO scenario, the Company assumed that all outstanding shares of its redeemable convertible preferred stock would be converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each of the OPM and Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. In connection with the January 2020 Valuation, the Company considered an implied equity value from the closings of the issuances and sales of its redeemable convertible preferred stock prior to the issuance of any stock option grants, as the basis for the value of its Common Stock at the date of the stock option grant.

Common Stock Valuations and Stock Option Grants

During the previous twelve months, the Company has granted stock options as follows:

Date of Grant	Numbers of Shares Subject to Stock Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Date of Grant
May 2, 2020	1,896,000	$0.17	$0.17
June 30, 2020	440,000	$0.17	$0.17
September 25, 2020	9,820,640	$0.51	$0.51
November 4, 2020	827,000	$0.51	$0.51
Total	12,983,640

January 2020 Valuation and May 2, 2020 and June 30, 2020 Stock Option Grants

On May 2, 2020 and June 30, 2020, the Company granted stock options to purchase a total of 2,336,000 shares of Common Stock at an exercise price of $0.17 per share. On the date of each grant, the Board determined the estimated fair value of the Common Stock was $0.17 per share based on a number of factors, including the January 2020 Valuation.

*FOIA Confidential Treatment Requested by Lucira Health, Inc.*

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

For the January 2020 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method. The Hybrid Method addressed two probability-weighted scenarios: (i) a going concern (stay-private) scenario, weighted at 50.0%, and (ii) a dissolution scenario, weighted at 50.0%.

The going concern (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method reflected the Company’s closings of the issuances and sales of its Series B redeemable convertible preferred stock from March 2019 to January 2020, for an aggregate of 26,267,957 shares at a price of $1.0815 per share. In addition, in determining the total implied equity value under the backsolve method, the Company used an estimated volatility of 43.36% and an estimated time to liquidity of 3.0 years, based on management’s best estimates of a liquidity event at such time.

After applying a DLOM of 35.0%, the fair value of the Common Stock was estimated to be $0.34 per share in the going concern (stay-private) scenario of the January 2020 Valuation.

The dissolution scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at dissolution was $0.00.

In addition, in January 2020, the Company was solely focused on its influenza test kit, as the COVID-19 pandemic had yet to unfold in the United States. In January 2020, the Company received correspondence from the U.S. Food and Drug Administration (“FDA”) requesting additional information on all key aspects of the Company’s 510(k) submission for its influenza test kit. At the time, the Company viewed this correspondence as precluding the Company from commercially launching its influenza test kit in the first quarter of 2020 and instead pushing launch until 2021 at the earliest. The Company believed a delay of this length could result in a dissolution of the Company due to current cash not being sufficient and the need to raise additional capital at potentially unfavorable terms. Thus, the Company estimated the fair value of the Common Stock by addressing two probability-weighted scenarios: (i) a going concern scenario, utilizing the OPM, weighted at 50.0%, and (ii) a dissolution scenario, weighted at 50.0%. The going concern scenario valued the Common Stock at $0.34 per share and the dissolution scenario valued the Common Stock at $0.00 per share.

After applying such weightings, the fair value of the Common Stock was estimated to be $0.17 per share in the January 2020 Valuation.

For the period from the date of the January 2020 Valuation to each of May 2, 2020 and June 30, 2020, the Board determined there were no internal or external developments since the January 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. During this period, the COVID-19 pandemic had reached the United States and the Company refocused its near-term business strategy to respond to the COVID-19 pandemic as a result. Accordingly, the Company was inwardly focused on the development and regulatory approval pathway of its COVID-19 test kit, which also resulted in the discontinuation of the Company’s grant income in conjunction with the discontinuation of the programs supported by the grant. In addition, the COVID-19 diagnostic testing market was new and rapidly developing, making it difficult for the Company to evaluate its business and future prospects. As a result, the Board determined the estimated fair value of the Common Stock for the May 2, 2020 and June 30, 2020 stock option grants to be $0.17 per share.

*FOIA Confidential Treatment Requested by Lucira Health, Inc.*

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

July 2020 Valuation and September 25, 2020 and November 4, 2020 Stock Option Grants

On September 25, 2020 and November 4, 2020, the Company granted stock options to purchase a total of 10,647,640 shares of Common Stock at an exercise price of $0.51 per share. On the date of each grant, the Board determined the estimated fair value of the Common Stock was $0.51 per share based on a number of factors, including the July 2020 Valuation.

For the July 2020 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method. The Hybrid Method addressed two probability-weighted scenarios: (i) a going concern (stay-private) scenario, weighted at 90.0%, and (ii) an IPO scenario assuming an IPO in December 2020, weighted at 10.0%.

The going concern (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. For purposes of the July 2020 Valuation, the OPM reflected (i) the closings of the sales and issuances of convertible promissory notes in the aggregate principal amount of approximately $11.1 million in June 2020 (the “2020 Notes”), and (ii) the contemplated closing of the Company’s Series C redeemable preferred stock financing and the related conversion of the aggregate principal amount and accrued interest of the 2020 Notes into shares of the Company’s Series C redeemable convertible preferred stock upon such closing, which ultimately occurred in August 2020 (the “Series C Financing”).

In determining the implied total equity value under the backsolve method, the Company used an estimated volatility of 45.8% and an estimated time to liquidity of 2.0 years, based on management’s best estimates of a liquidity event at such time.

The IPO scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the outstanding shares of the Company’s redeemable convertible preferred stock, including shares of the Company’s Series C redeemable preferred stock (including shares of the Company’s Series C redeemable preferred stock issuable upon conversion of the 2020 Notes), options to purchase shares of Common Stock, and shares of Common Stock, based on the rights and preferences of each class and series of equity.

The Company deemed it appropriate to apply a total of 10.0% weighting for the PWERM because around the time of the July 2020 Valuation, the Company was engaged in only the early stages of its IPO process, including scheduling the organizational meeting. In addition, there existed uncertainties related to future business developments (e.g., the Company’s ability to obtain FDA approval of its COVID-19 test kit in one or more of its intended indications) and other events outside of the Company’s control (e.g., the then-upcoming U.S. congressional and presidential elections) that could materially impact the viability and timing of any IPO by the Company. In addition, there remained uncertainty surrounding the regulatory approval pathway of the Company’s COVID-19 test kit. Accordingly, based on the foregoing and certain other discussions with the Company’s management, and based on the numerous processes and requirements that need to be satisfied before being able to proceed with an IPO, the PWERM was weighted at 10.0%, and captured the value created in a potential IPO scenario, and the going concern (stay-private) scenario valued using the OPM method was weighted at 90.0%.

*FOIA Confidential Treatment Requested by Lucira Health, Inc.*

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

In addition, for purposes of the July 2020 Valuation, the DLOM was concluded to be 30.0% for the going concern (stay-private) scenario and 10.0% for the IPO scenario.

For the period from the date of the July 2020 Valuation to September 25, 2020, except as noted below, the Board determined there were no internal or external developments since the July 2020 Valuation that warranted a change in the estimated fair value of the Common Stock, as the closing of the Series C Financing and conversion of the 2020 Notes into shares of the Company’s Series C redeemable convertible preferred stock in connection therewith, was already contemplated in the July 2020 Valuation. However, around the time of the July 2020 Valuation, the Company was engaged in only the early stages of its IPO process, and held its organizational meeting for its planned IPO on August 27, 2020, which was contemplated in the July 2020 Valuation by virtue of its utilization of the Hybrid Method. Moreover, at the time of the July 2020 Valuation and the September 25, 2020 grants, there remained uncertainty surrounding the regulatory approval pathway of the Company’s COVID-19 test kit. The Company’s Community Testing Study was the driver of the outcome for its Emergency Use Authorization (“EUA”) submission to the FDA for its COVID-19 test kit. The Company commenced the Community Testing Study in late September 2020 and completed the Community Testing Study in mid-October 2020. Based upon the positive results of the study, the Company submitted the EUA to the FDA for its COVID-19 test kit on October 22, 2020. Thus, at the time of the July 2020 Valuation and the September 25, 2020 grants, as the Community Testing Study had not yet been commenced, there was no substantiated test kit and no anticipated date of completion, the Board determined the estimated fair value of the Common Stock for the September 25, 2020 stock option grants was $0.51 per share.

In addition, for the period from September 25, 2020 to November 4, 2020, except as noted above and below, the Board again determined there were no internal or external developments since the July 2020 valuation that warranted a change in the estimated fair value of the Common Stock. While the Company did submit an EUA to the FDA on October 22, 2020 based on positive results in its Community Testing Study, the Company had no visibility as to whether the FDA would approve the submission, especially considering the FDA’s negative response to the Company’s influenza 510(k) submission earlier in the year. The Company was uncertain as to whether the FDA would approve an EUA and was unable to predict the FDA’s response to the new submission. Furthermore, the IPO process remained uncertain. Without the EUA, the IPO would likely not proceed, and as of November 4, 2020, the Company had not received an EUA and the likelihood of receiving an EUA was uncertain. As a result, the Board again determined the estimated fair value of the Common Stock for the November 4, 2020 stock option grants was $0.51 per share.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the July 2020 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its Common Stock using the July 2020 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•

On November 17, 2020, the Company received an Emergency Use Authorization from the FDA for (i) prescription at-home use with self-collected nasal swab specimens in individuals aged 14 and older who are suspected of COVID-19 by their healthcare provider and (ii) use at the point-of-care (“POC”), with self-collected nasal swab specimens in individuals aged 14 and older, and in individuals aged 13 and under when the specimen is collected by a healthcare provider at the POC.

•

The Company began conducting additional clinical trials and commenced patient enrollment in December 2020 to expand the indication of its COVID-19 test kit from people who are suspected of COVID-19 to include asymptomatic people.

•

In December 2020, the Company issued and sold convertible promissory notes in the aggregate principal amount of $20.0 million Convertible Note Financing, which strengthened the Company’s balance sheet and served as further validation of the Company’s business.

•

The Company made additional progress in its planned IPO, including commencing and continuing to hold testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”) and the filing of the Registration Statement with the Commission on January 15, 2021.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•	The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas

*FOIA Confidential Treatment Requested by Lucira Health, Inc.*

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

the estimated fair value of the Common Stock based on the July 2020 Valuation, which utilized a DLOM of 30.0% for the going concern (stay-private) scenario and 10.0% for the IPO scenario, represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s redeemable convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such redeemable convertible preferred stock results in a higher valuation of the Common Stock.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its Common Stock as determined by the Board in July 2020 is consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants over the last twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

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*FOIA Confidential Treatment Requested by Lucira Health, Inc.*

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

Please contact me at (650) 843-5862, John T. McKenna at (650) 843-5059 or Alexa M. Ekman at (858) 550-6183 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Josh Seidenfeld
Josh Seidenfeld Cooley LLP

cc:	Erik T. Engelson, Lucira Health, Inc. Daniel George, Lucira Health, Inc. John T. McKenna, Cooley LLP Alexa M. Ekman, Cooley LLP Ilir Mujalovic, Shearman & Sterling LLP

*FOIA Confidential Treatment Requested by Lucira Health, Inc.*

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com